Mail Stop 4561

February 1, 2007

Mr. Darryl M. Edelstein
Chief Financial Officer
Bresler & Reiner, Inc.
11200 Rockville Pike
Suite 502
Rockville, MD 20852

> **Re: Bresler & Reiner, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-06201**

Dear Mr. Edelstein:

        We have completed our review of the forms listed above and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant